Endeavour SILVER

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

Years Ended December 31, 2018 and 2017

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with Canadian Securities Administrators and the US Securities and Exchange Commission, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee of the Board of Directors meets with management to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and management discussion and analysis; considers the report of the external auditor; assesses the adequacy of internal controls, including management’s assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

February 22, 2019

/s/ Bradford Cooke	/s/ Dan Dickson
Chief Executive Officer	Chief Financial Officer

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Endeavour Silver Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Endeavour Silver Corp. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3(o) to the consolidated financial statements, the Company has changed its accounting policies for revenue and financial instruments as of January 1, 2018 due to the adoption of IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial instruments and has included in Note 3(o) the impact on the statement of financial position as at January 1, 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMGInternationalCooperative(“KPMGInternational”), aSwissentity. KPMGCanadaprovidesservicesto KPMG LLP.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1994.

//s// KPMG LLP

Vancouver, Canada
February 22, 2019

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMGInternationalCooperative(“KPMGInternational”), aSwissentity. KPMGCanadaprovidesservicesto KPMG LLP.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Endeavour Silver Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Endeavour Silver Corp.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Endeavour Silver Corp. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018 and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Responsibility for Financial Reporting". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMGInternationalCooperative(“KPMGInternational”), aSwissentity. KPMGCanadaprovidesservicesto KPMG LLP.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Vancouver, Canada
February 22, 2019

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMGInternationalCooperative(“KPMGInternational”), aSwissentity. KPMGCanadaprovidesservicesto KPMG LLP

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2018	2017
ASSETS
Current assets
Cash and cash equivalents	4	$33,376	$38,277
Restricted cash	4	-	1,000
Other investments	5	88	168
Accounts receivable	6	26,947	34,012
Inventories	7	14,894	13,131
Prepaid expenses		2,704	1,911
Total current assets		78,009	88,499

Non-current deposits		1,114	610
Deferred income tax asset	20	9,147	655
Mineral properties, plant and equipment	9,10	88,777	88,816

Total assets		$177,047	$178,580

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$19,470	$19,068
Income taxes payable		4,050	3,185
Total current liabilities		23,520	22,253

Deferred lease inducement		217	236
Provision for reclamation and rehabilitation	12	8,195	7,982
Deferred income tax liability	20	335	1,592
Total liabilities		32,267	32,063

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 130,781,052 shares (Dec 31, 2017 - 127,488,410 shares)	Page 9	459,109	450,740
Contributed surplus	Page 9	9,676	8,747
Accumulated other comprehensive income (loss)	Page 9	-	127
Retained earnings (deficit)		(324,005)	(313,097)
Total shareholders' equity		144,780	146,517
Total liabilities and shareholders' equity		$177,047	$178,580

Commitments and contingencies (Notes 9 ,12, 20 and 21)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

		Years ended
		December 31,	December 31,
	Notes	2018	2017
Revenue		$150,509	$150,499

Cost of sales:
Direct production costs		105,003	103,330
Royalties		1,653	1,740
Share-based payments	13 (c)(f)	(93)	202
Depreciation and depletion		38,412	16,582
Write down of inventory to net realizable value	7	2,026	166
		147,001	122,020

Mine operating earnings (loss)		3,508	28,479

Expenses:
Exploration	15	12,383	12,898
General and administrative	16	8,626	7,914
		21,009	20,812

Operating earnings (loss)		(17,501)	7,667

Finance costs	17	211	715

Other income (expense):
Write down of inventory to net realizable value	7	(650)	-
Write off of IVA receivable		(194)	-
Foreign exchange		(81)	433
Investment and other		926	502
		1	935

Earnings (loss) before income taxes		(17,711)	7,887
Income tax expense (recovery):
Current income tax expense	20	4,477	4,650
Deferred income tax expense (recovery)	20	(9,749)	(6,447)
		(5,272)	(1,797)
Net earnings (loss) for the year		(12,439)	9,684

Other comprehensive income (loss), net of tax
Reclassification for realized (gain) loss on other investments		-	(72)
Unrealized gain (loss) on other investments		-	155
Total other comprehensive income (loss) for the year		-	83

Comprehensive income (loss) for the year		$(12,439)	$9,767

Basic earnings (loss) per share based on net earnings		$(0.10)	$0.08
Diluted earnings (loss) per share based on net earnings	13 (g)	$(0.10)	$0.08

Basic weighted average number of shares outstanding		128,600,421	127,340,834
Diluted weighted average number of shares outstanding	13 (g)	128,600,421	127,957,573

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of US dollars, except share amounts)

					Accumulated
					Comprehensive	Retained	Total
		Number	Share	Contributed	Income	Earnings	Shareholders'
	Note	of shares	Capital	Surplus	("OCI") (Loss)	(Deficit)	Equity

Balance at December 31, 2016		127,080,264	$449,594	$6,689	$44	$(323,068)	$133,259

Exercise of options	13 (c)	60,000	207	(65)	-	-	142
Issued for performance share units	13 (f)	193,825	439	(439)	-	-	-
Issued on acquistion of mineral properties, net	9 (e)	154,321	500	-	-	-	500
Share based compensation	13 (c)(f)	-	-	2,849	-	-	2,849
Unrealized gain (loss) on other investments	5	-	-	-	155	-	155
Realized (gain) loss on other investments	5	-	-	-	(72)	-	(72)
Expiry and forfeiture of options	13 (c)	-	-	(287)	-	287	-
Earnings (loss) for the year		-	-	-	-	9,684	9,684
Balance at December 31, 2017		127,488,410	450,740	8,747	127	(313,097)	146,517

Public equity offerings, net of issuance costs	13 (b)	3,165,642	7,982	-	-	-	7,982
Exercise of options	13 (c)	127,000	387	(131)	-	-	256
Share based compensation	13 (c)(f)	-	-	2,426	-	-	2,426
Unrealized gain (loss) on other investments tranferred to retained earnings	3 (o)	-	-	-	(127)	127	-
Expiry and forfeiture of options	13 (c)	-	-	(1,404)	-	1,404	-
Reallocation of performance share unit liability	3 (o)	-	-	38	-	-	38
Earnings (loss) for the year		-	-	-	-	(12,439)	(12,439)
Balance at December 31, 2018		130,781,052	$459,109	$9,676	$-	$(324,005)	$144,780

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of US dollars)

		Years ended
		December 31,	December 31,
	Notes	2018	2017

Operating activities
Net earnings (loss) for the year		$(12,439)	$9,684

Items not affecting cash:
Share-based compensation	13 (c)(f)	2,426	2,861
Depreciation and depletion	9	38,777	16,990
Deferred income tax expense (recovery)	20	(9,749)	(6,425)
Unrealized foreign exchange loss (gain)		41	(403)
Finance costs	17	150	715
Write off of IVA receivable		194	-
Write off of mineral properties	9	-	233
Write down of inventory to net realizable value	7	2,676	-
(Gain) loss on available for sale assets		-	(72)
Unrealized loss (gain) on other investments		80	-
Net changes in non-cash working capital	18	4,492	(7,993)
Cash from operating activities		26,648	15,590

Investing activites
Property, plant and equipment expenditures	9	(40,398)	(39,835)
Proceeds from disposition of other investments		-	72
Redemption of (investment in) non-current deposits		1	49
Cash used in investing activities		(40,397)	(39,714)

Financing activities
Repayment of credit facility	11	-	(9,000)
Restricted cash	4	1,000	(1,000)
Interest paid	11	-	(461)
Public equity offerings	13 (b)	8,273	-
Exercise of options	13 (c)	256	142
Share issuance costs	13 (b)	(640)	-
Cash from (used in) financing activites		8,889	(10,319)

Effect of exchange rate change on cash and cash equivalents		(41)	403

Increase (decrease) in cash and cash equivalents		(4,860)	(34,443)
Cash and cash equivalents, beginning of the year		38,277	72,317
Cash and cash equivalents, end of the year		$33,376	$38,277

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporations Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #1130 – 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting period for the year ended December 31, 2018.

The Board of Directors approved the consolidated financial statements for issue on February 22, 2019.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C. V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S. A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C. V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V., Terronera Mining Company and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all years presented and by all subsidiaries in the group except for new accounting standards adopted during the year, which were adopted either on a prospective basis or on a retrospective basis, without restatement of comparative periods as described in Note 3(o).

(a) Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss.

(b) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates and judgments are based on management’s knowledge of the relevant facts and circumstances at the time, having regard to prior experience, and are continually evaluated. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ materially from those estimates.

Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment useful lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, valuations in business combinations and assumptions used in determining the fair value of share-based compensation.

Significant areas requiring the use of management estimates relate to the valuation of accounts receivable, inventory, mineral property, plant and equipment, impairment of non-current assets, provision for reclamation and rehabilitation, share capital and income taxes.

Critical judgments and estimates in applying policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Determination of ore reserves and resources

Judgments about the amount of product that can be economically and legally extracted from the Company’s properties are made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates,production costs, commodity prices and exchange rates. This process may require complex and difficult geological judgments to interpret the data. The Company uses qualified persons (as defined by the Canadian Securities Administrator’s National Instrument 43-101) to compile this data.

Changes in the judgments surrounding proven and probable reserves may impact the carrying value of mineral properties, plant and equipment (Note 9), reclamation and rehabilitation provisions (Note 12), recognition of deferred income tax amounts (Note 20), and depreciation and depletion (Note 9).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. Estimating the quantity and /or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends). Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the commodity price used in the estimation of mineral reserves.

Assessment of impairment factors (accounting policy Note 3g)
Management applies significant judgment in assessing each cash-generating unit and assets for the existence of indicators of impairment at the reporting date. Internal and external factors are considered in assessing whether indicators of impairment are present that would necessitate impairment testing. Significant assumptions regarding commodity prices, operating costs, capital expenditures and discount rates are used in determining whether there are any indicators of impairment. These assumptions are reviewed regularly by senior management and compared, when applicable, to relevant market consensus views.

Achievement of commercial production (accounting policy Note 3f)
Once a mine reaches the operating levels intended by management, depreciation of capitalized costs begins. Significant judgment is required to determine when certain of the Company’s assets reach this level. Management considers several factors including: completion of a reasonable period of commissioning; consistent operating results achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries at or near expected levels; and the transfer of operations from development personnel to operational personnel has been completed.

Estimation of the amount and timing of reclamation and rehabilitation costs (accounting policy Note 3i)
Accounting for restoration requires management to make estimates of the future costs the Company will incur to complete the reclamation and rehabilitation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is in compliance with. The calculation of the present value of these costs also includes assumptions regarding the timing of reclamation and rehabilitation work, applicable risk-free interest rate for discounting those future cash flows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash flows. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and rehabilitation.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

Taxes (Note 20)
Judgment is required in determining the recognition and measurement of deferred income tax assets and liabilities on the balance sheet. In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions.

Final taxes payable and receivable are dependent on many factors, including outcomes of tax litigation and resolution of disputes. The resolution of these uncertainties may result in adjustments to the Company’s tax assets and liabilities.

Management assesses the likelihood and timing of taxable earnings in future periods in recognizing deferred income tax assets. Estimates of future taxable income is based on forecasted cash flows using life of mine projections and the application of existing tax laws in each jurisdiction.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted. In addition, future changes to tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets. Deferred income tax assets are disclosed in Note 20.

Inventory (Note 7)
In valuing inventories at the lower of cost and net realizable value, the Company makes estimates in determining the net realizable price and in quantifying the contained metal in finished goods and work in progress.

(c)   Cash and cash equivalents
Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of no more than ninety days, or that are readily convertible into cash.

(d)   Marketable securities
Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are measured at fair value through profit and loss and carried at fair value. Unrealized gains and losses are recognized in profit or loss.

(e)   Inventories
Production inventories are valued at the lower of production cost and net realizable value. Work-in-process inventories, including ore stockpiles, are valued at the lower of production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory, characterized as dore bars or concentrate, is valued at the lower of production cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(f)   Mineral properties, plant and equipment
Mineral properties, plant and equipment are stated at cost less accumulated depreciation, depletion and accumulated impairment losses. The cost of mineral properties, plant or equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability has been established.

Development costs relating to specific properties are capitalized once management determines a property will be developed. A development decision is made based upon consideration of project economics, including future metal prices, reserves and resources, and estimated operating and capital costs. Capitalization of costs incurred and proceeds received during the development phase ceases when the property is capable of operating at levels intended by management.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial feasibility. These costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. The Company recognizes acquisition costs for exploration and evaluation properties as assets when acquired as part of a business combination or asset purchase. All other exploration and evaluation costs are expensed as incurred until the technical feasibility or commercial viability of the property has been established and a development decision has been made.

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral property costs within mineral properties, plant and equipment. Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment and amortized separately over their useful lives.

Plant and equipment is recorded at cost and amortized using the straight-line method at rates varying from 5% to 30% annually. The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production method, based on proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(g)   Impairment of Non-Current Assets
The Company’s tangible assets are reviewed for indications of impairment at each financial statement date. If an indicator of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

The recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Management periodically reviews the carrying values of its exploration and evaluation assets with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecast future metal prices, forecast future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are recoverable.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are recognized in the statement of comprehensive income in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

(h)   Deferred Lease Inducement
Lease inducements received in the form of reimbursed leasehold improvement costs are amortized over the term of the lease as a reduction of rent expense.

(i)   Provision for Reclamation and Rehabilitation
The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral properties, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset.

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs, changes in the discount or inflation rates and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in profit or loss for the period.

(j)   Revenue recognition
Revenue relating to the sale of metals is recognized when control of the metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has a legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has significant risks and rewards of ownership of the asset. Revenue from the sale of concentrates is based on prevailing market prices and estimated mineral content which is subject to adjustment upon final settlement based on metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date, caused by changes in market metal prices, results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue. Revenue is recorded in the consolidated statement of comprehensive income, gross of treatment and refining costs paid to counterparties under the terms of the sales agreements.

(k)   Share-based payments
The Company has a share option plan and performance share unit plan which are described in Note 13(c) and Note 13(f) respectively. The Company records all share-based compensation for options using the fair value method with graded vesting. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to deficit.

Share-based compensation expense relating to cash-settled awards, including deferred share units and share appreciation rights, which are described in Note 13(d) and Note 13(e), is recognized over the vesting period of the units based on the fair market value of the units. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the fair value.

(l)   Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of comprehensive income in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent their recovery is considered probable based on their term to expiry and estimates of future taxable income.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

(m)   Earnings per share
Basic earnings per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, net earnings available to common shareholders equals the reported net earnings. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

(n)   Business combinations
On a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of comprehensive income profit or loss statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of the acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized and before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

(o)   Accounting standards adopted during the year

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective or early application is permitted if information is available without the use of hindsight. The Company has adopted the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018 on a prospective basis.

The Company has Performance Share Units (“PSU”) with a net settlement feature, which permits cash settlement for withholding tax obligations. The expense for the PSUs has previously been bifurcated with the cash settlement portion of the expense recognized as a liability until settlement, and the remaining expense allocated to Contributed Surplus. Upon adoption of the amendments to IFRS 2, the PSU liability at January 1, 2018 of $38 was reallocated to Contributed Surplus.

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

As a result of the adoption of IFRS 9, the Company has changed its accounting policy for financial instruments retrospectively. The change did not result in a change in carrying value of any of the Company’s financial instruments on transition date. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

The Company’s financial instruments are accounted for as follows under IFRS 9 as compared to the Company’s previous policy in accordance with IAS 39.

January 1, 2018
	IAS 39	IFRS 9

Assets
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade and other receivables (other than derivatives)	Amortized cost	Amortized cost
Trade receivables (derivative component)	Fair value through profit or loss	Fair value through profit or loss
Marketable securities	Fair value through other comprehensive income	Fair value through profit or loss
Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Performan share units and Deferred share units	Fair value through profit or loss	Fair value through profit or loss

Under IFRS 9, the Company’s equity marketable securities are designated as financial assets at fair value through profit or loss. For equity instruments not held for trading, the Company may make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Company did not make any such election upon adoption of IFRS 9.

IFRS 9 does not require restatement of comparative periods. Accordingly, the Company has reflected the retrospective impact of the adoption of IFRS 9 due to the change in accounting policy for marketable securities as an adjustment to opening components of equity as at January 1, 2018.

The fair value of marketable securities is $168 under both IAS 39 and IFRS 9 as at January 1, 2018, the date of initial application of IFRS 9, and is presented in Other Investments in the consolidated balance sheet. On adoption, the unrealized gain in fair value of $127, previously recognized in accumulated other comprehensive income has been reallocated to retained earnings.

As a result of the adoption of IFRS 9, the Company’s accounting policy for financial instruments has been updated as follows:

Financial Instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial assets or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

The Company classifies and measures financial assets (excluding derivatives) on initial recognition as described below:

•

Cash and equivalents and restricted cash include cash and term deposits with original maturities of less than 90 days are classified as financial assets at fair value through profit and loss and are measured at fair value. Unrealized gains and losses related to changes in fair value are reported in income;

•	Trade and other receivables are classified as and measured at amortized cost using the effective interest method, less impairment allowance, in any;
•

Investments in equity instruments are designated as financial assets through profit or loss and are recorded at fair value on settlement date, net of transaction costs. Subsequent to initial recognition, changes in fair value are recognized in income.

Derivative financial instruments, including embedded derivatives in trade receivables measured at amortized cost, are recorded in the consolidated balance sheets at fair value. Subsequent to initial recognition, changes in estimated fair value at each reporting date are recognized through profit or loss.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company did not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company adopted IFRS 15 and the clarifications effective January 1, 2018 with no impact on the measurement of revenue in the consolidated financial statements.

Dore sales
IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with the Company’s revenue recognition policy as set out in Note 3(j) of the 2017 Annual Financial Statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to the Company’s financial statements as the timing of revenue recognition on dore sales is unchanged.

Concentrate sales
The Company assessed all of its existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition, as control transfers to the smelting companies at the time of delivery, consistent with the Company’s current accounting policy as set out in Note 3(j) of the 2017 Annual Financial Statements.

(p) Changes in IFRS not yet adopted

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, which replaces IAS 17 – Leases and its associated interpretive guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach. The Company plans to apply IFRS 16 effective January 1, 2019 and has selected the modified retrospective transition approach which does not require restatement of comparative periods, instead the cumulative impact of applying IFRS 16 will be accounted for as an adjustment to equity at the start of the accounting period in which it is first applied.

Upon the adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recognized under IFRS 16 as compared to the current standard. Additionally, a reduction in production and/or corporate administration costs is expected. Lastly, the Company expects a reduction in operating cash outflows with a corresponding increase in financing cash outflows under IFRS 16.

The Company is currently quantifying the effect of this standard on our financial statements. During the fourth quarter, management has continued the scoping of contracts across our operations, has continued a detailed review of contracts and commenced quantification of the qualifying leases. At this time, the quantitative estimate of the effects of the new standard range between $2,000 and $3,000. The Company expects the time frame to complete the implementation of the accounting policies, estimates and processes will continue into the early part of 2019.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”)

On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019.

The Interpretation requires an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution and if it is probable that the tax authorities will accept the uncertain tax treatment. If estimated that it is not probable that the uncertain tax treatment will be accepted by authorities, the tax uncertainty would be measured based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company does not expect the adoption of the Interpretation to have a material impact on the financial statements.

4.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents of the Company are comprised of bank balances and highly liquid investments that are readily convertible to cash with an original maturity of 90 days or less at the date of purchase.

	December 31	December 31
	2018	2017

Bank balances	$33,376	$38,782
Short-term deposits	-	495
	$33,376	$39,277

The Company issued a letter of credit which was guaranteed by cash deposits, classified as restricted cash on the balance sheet at December 31, 2017 of $1.0 million. Under the terms of the Las Torres processing facility lease, which was acquired with the El Cubo mine, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any damages. In March 2018 a payment was made to the owner of the Las Torres Facility for $0.5 million and the letter of credit was removed.

5.	OTHER INVESTMENTS

	December 31	December 31
	2018	2017

Investment in marketable securities, at cost	$41	$41
Unrealized gain (loss) on marketable securities	47	127
	$88	$168

Marketable securities are classified as Level 1 in the fair value hierarchy (Note 21) and as available-for-sale financial assets. The fair values of available-for-sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on marketable securities are recognized in profit or loss.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

6.	ACCOUNTS RECEIVABLE

		December 31	December 31
	Note	2018	2017

Trade receivables (1)		$5,627	$8,114
IVA receivables(2)		15,353	19,989
Income taxes recoverable		5,587	5,549
Due from related parties	8	1	2
Other receivables		379	358
		$26,947	$34 ,012

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, El Cubo and El Compas mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted one-month forward price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 21).

(2)

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These improper delays and denials have occurred within Compania Minera del Cubo (“El Cubo”) and Refinadora Plata Guanaceví S.A. de C.V. (“Guanaceví,”). At December 31, 2018, El Cubo holds $4,888 and Guanaceví holds $6,957 in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities (December 31, 2017 – $10,392 and $8,812 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

7.	INVENTORIES

	December 31	December 31
	2018	2017

Warehouse inventory	$8,638	$7,809
Stockpile inventory(4)	1,564	-
Work in process inventory(3)	322	496
Finished goods inventory (1)(2)	4,370	4,826
	$14,894	$13,131

(1)

The Company held 199,897 silver ounces and 1,956 gold ounces as of December 31, 2018 (December 31, 2017 – 241,321 and 1,226, respectively). These ounces are carried at the lower of cost and net realizable value. As at December 31, 2018, the quoted market value of the silver ounces was $3,091 (December 31, 2017 - $4,070) and the quoted market value of the gold ounces was $2,507 (December 31, 2017 - $1,590).

(2)

The finished goods inventory balance at December 31, 2018 is net of a write down to net realizable value of $1,635 for finished goods inventory held at the Guanaceví mine. Of this amount $1,106 is comprised of cash costs and $529 relates to depreciation and depletion and was expensed in the period. The finished goods inventory balance at December 31, 2018 is net of a write down to net realizable value of $189 for finished goods inventory held at the El Compas mine. Of this amount $139 is comprised of cash costs and $50 relates to depreciation and depletion and was expensed to Other income (expenses).

(3)

The work in process inventory balance at December 31, 2018 is net of a write down to net realizable value of $390 for work in process inventory held at the Guanaceví mine. Of this amount $252 is comprised of cash costs and $139 relates to depreciation and depletion and was expensed in the period.

(4)

The stockpile inventory balance at December 31, 2018 is net of a write down to net realizable value of $461 for stockpile inventory held at the El Compas mine. Of this amount $320 is comprised of cash costs and $141 relates to depreciation and depletion and was expensed to Other income (expenses).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

8.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of related parties on a full cost recovery basis. The charges for these costs totaled $16 for the year ended December 31, 2018 (December 31, 2017 - $24). The Company has a $1 net receivable related to these costs as of December 31, 2018 (December 31, 2017 – $2).

The Company was charged $189 for legal services for the year ended December 31, 2018 by a legal firm in which the Company’s corporate secretary is a partner (December 31, 2017 - $60). The Company has $5 payable to the legal firm as at December 31, 2018 (December 31, 2017 - $Nil).

Key management personnel

The key management of the Company comprises executive and non-executive directors, members of executive management and the Company’s corporate secretary. Compensation of key management personnel was as follows:

	December 31	December 31
	2018	2017

Salaries and short-term employee benefits	$2,754	$2,793
Non-executive director's fees	194	204
Non-executive director's deferred share units	87	(484)
Share-based payments	2,108	2,588

	$5,143	$5,101

The non-executive directors’ deferred share units are cash settled. The recognized expense (recovery) includes the fair value of new issuances of deferred share units during the period and the change in fair value of all outstanding deferred share units during the reporting period. During the year ended December 31, 2018, the Company granted 103,884 (December 31, 2017 – 37,832) deferred share units with a fair value of $297 (December 31, 2017 - $115) at the date of grant. At December 31, 2018, there were 652,276 cash settled deferred share units outstanding with a fair value of $1,407 (December 31, 2017 – 548,392 outstanding with a market value of $1,320).

The amount disclosed for share-based payments is the expense for the year calculated in accordance with IFRS 2, Share-based payments for share options and performance share units (Notes 13(c) and (f)). The fair values of these share-based payments are recognized as an expense over the vesting period of the award. Therefore, the compensation expense in the current year comprises a portion of current year awards and those of preceding years that vested within the current year.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a)	Mineral properties, plant and equipment comprise:

			Machinery		Transport
	Mineral		&		& office
	properties	Plant	equipment	Building	equipment	Total
Cost

Balance at December 31, 2016	$457,401	$94,871	$61,812	$10,671	$9,595	$634,350

Additions	28,682	3,177	5,386	1,191	2,038	40,474
Disposals	(233)	(27)	(4,354)	-	(1,100)	(5,714)

Balance at December 31, 2017	485,850	98,021	62,844	11,862	10,533	669,110

Additions	30,377	4,480	3,411	482	1,701	40,451
Disposals	-	-	-	-	-	-

Balance at December 31, 2018	$516,227	$102,501	$66,255	$12,344	$12,234	$709,561

Accumulated amortization and impairment

Balance at December 31, 2016	$419,320	$85,563	$46,196	$9,214	$7,819	$568,112

Amortization	12,161	1,672	2,682	188	947	17,650
Disposals	-	(26)	(4,353)	-	(1,089)	(5,468)

Balance at December 31, 2017	431,481	87,209	44,525	9,402	7,677	580,294

Amortization	34,420	1,289	3,288	272	1,221	40,490
Disposals	-	-	-	-	-	-

Balance at December 31, 2018	$465,901	$88,498	$47,813	$9,674	$8,898	$620,784

Net book value
At December 31, 2017	$54,369	$10,812	$18,319	$2,460	$2,856	$88,816
At December 31, 2018	$50,326	$14,003	$18,442	$2,670	$3,336	$88,777

Included in Mineral properties is $11,246 in acquisition costs for exploration and evaluation properties (December 31, 2017 – $11,334).

As of December 31, 2018, the Company has $140 committed to capital equipment purchases.

(b) Guanaceví, Mexico
In 2005, the Company acquired mining properties and related assets to the Guanaceví silver-gold mines located in the state of Durango, Mexico. Certain concessions in the district retained a 3% net proceeds royalty on future production. In 2018, the Company expensed $926 in royalties on these properties (2017 - $1,022).

These properties and subsequently acquired property concessions in the Guanaceví district are maintained with nominal property tax payments to the Mexican government.

(c) Bolañitos, Mexico
In 2007, the Company acquired the exploitation contracts, mining properties and related assets to the Bolañitos silver-gold mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government

(d) El Cubo, Mexico
In 2012, the Company acquired the exploitation contracts, mining properties and related assets to the El Cubo silver-gold mine located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

(e) El Compas, Mexico
In 2016, the Company issued 2,147,239 common shares to Canarc Resource Corp. (“Canarc”), a related party company, and assumed Canarc’s obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd to acquire a 100% interest in Canarc’s wholly owned subsidiary, Oro Silver Resources Ltd., which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”).

The 3,990 hectare El Compas project located in Zacatecas, Mexico consists of 28 concessions fully permitted for mining with 22 concessions subject to a 1.5% net smelter return royalty and six concessions subject to a 3.0% net smelter return royalty. In 2018, the Company expensed $29 in royalties on these properties (2017 - $Nil).

Minera Oro Silver also holds a five-year operating lease, renewable for an additional five years, on a 500 tonne per day ore processing plant located in Zacatecas, Mexico for a total annual lease cost of 1,632,000 Mexican Pesos (approximately $90), adjusted annually for inflation. At acquisition, the plant was not operational and required significant capital investment to restore to an operational state. During 2018, the Company refurbished and commenced commissioning of the processing plant.

Acquisition of Veta Grande Properties
On April 24, 2017, the Company entered into a definitive agreement with Impact Silver Corp. (“Impact Silver”) to acquire a 100% interest in Impact Silver’s Veta Grande properties, located in the Zacatecas state, Mexico (“the agreement”). On June 5, 2017, Endeavour paid $500 in Endeavour common shares, being 154,321 common shares at $3.24 per share, representing the 10-day volume weighted average closing price of Endeavour’s shares on the New York Stock Exchange (“NYSE”) prior to the date of the agreement.

Acquisition of Calicanto Properties
On July 21, 2016, the Company entered into a definitive agreement with Compania Minera Estrella de Plata SA de CV. (“Compania Minera Estrella”) to acquire a 100% interest, subject to a 3% NSR, in Compania Minera Estrella’s Calicanto properties, located in the Zacatecas state, Mexico. On February 1, 2017, Endeavour completed the purchase with a payment of $400 and in 2018 exercised an option to purchase the 3% NSR for $45

(f) Terronera, Mexico
In February 2013, the Company acquired a 100% interest in the Terronera project, located in Jalisco, Mexico. The Company is required to pay a 2% NSR royalty on any production from the Terronera properties.

These properties and subsequently acquired property concessions in the Terronera district are maintained with nominal property tax payments to the Mexican government.

(g) Acquisition of Parral Properties
On September 13, 2016, the Company entered into a definitive agreement with Silver Standard Resources Inc. (“Silver Standard”) to acquire a 100% interest in Silver Standard’s Parral properties, located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico (“the agreement”).

On October 31, 2016, Endeavour paid $5,300 in Endeavour common shares, being 1,198,083 common shares at $4.39 per share, representing the closing price of Endeavour’s shares on the New York Stock Exchange (“NYSE”) prior to the date of closing the acquisition.

In addition, the Company committed to spending $2,000 (completed in 2018) in exploration on two of the properties (the San Patricio and La Palmilla properties) over the two-year period following the closing of the transaction. Upon completing this exploration expenditure, Endeavour has one year to deliver a National Instrument 43-101 (“NI 43-101”) technical report, including a resource estimate, and issue an additional $200 in common shares to Silver Standard for each one million ounces of silver delineated in measured and indicated resources on the San Patricio and La Palmilla properties, based on the 10-day average closing price of Endeavour’s common shares on the NYSE prior to the earlier of delivery of the NI 43-101 report and the third anniversary of the initial closing date under the Agreement. Silver Standard will also retain a 1% net smelter returns royalty on production from the San Patricio and La Palmilla properties. As of December 31, 2018, the Company has reported an insignificant amount of measured and indicated resources on the San Patricio and La Palmilla properties.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

(h) Guadalupe Y Calvo, Mexico
In 2012, the Company acquired the Guadalupe Y Calvo exploration project in Chihuahua, Mexico.

In 2014, the Company acquired the La Bufa exploration property, which is adjacent to the Company’s Guadalupe y Calvo exploration property in Chihuahua, Mexico. The property is subject to a 2% net smelter return (“NSR”) royalty on mineral production.

These properties and subsequently acquired property concessions acquired by the Company in the district are maintained with nominal property tax payments to the Mexican government.

(i) Mineral property contingencies
The Company has entered into other non-material option agreements on exploration properties in Mexico and Chile.

Management believes the Company has diligently investigated rights of ownership of all its mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

10.	IMPAIRMENT OF NON-CURRENT ASSETS

The recoverable amounts of the Company’s CGUs, which include mining properties, plant and equipment are determined at the end of each reporting period, if impairment indicators are identified. In previous years, commodity price declines led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represent each CGUs value in use. The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non- expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

In previous years, the carrying values of the Guanaceví, El Cubo and Bolañitos CGUs, including associated deferred income tax estimates, were greater than their estimated recoverable amounts calculated on a discounted cash flow basis and impairments charges were recorded.

For the previously impaired CGU’s any modest decrease in any one key assumption in isolation could cause the estimated recoverable amount to be less than or equal to the net carrying value. Other than timing of production based on the revised mine plans and associated changes in per-unit costs, Management’s long-term estimates have not significantly changed from the previous years.

As at December 31, 2018, the Company tested the recoverability of the Guanaceví CGU due to 2018 operational challenges and determined that no additional impairment was required.

11.	CREDIT FACILITY

In 2016, the Company signed an amended and restated credit facility (“the Amended Facility”) which became effective April 1, 2016 to convert the remaining outstanding balance under an existing revolving credit facility into a two year term loan amortized quarterly maturing on December 31, 2017. The interest rate margin on the Amended Facility was 4.5% over LIBOR and the Company paid a fee of $300 upon signing. The Amended Facility was subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio, a tangible net worth calculation, capital and exploration expenditure limits. At December 31, 2017, the Amended Facility was fully repaid.

The Company recognized $629 of interest expense and deferred commitment fees and legal costs during 2017 in finance costs.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

12.	PROVISION FOR RECLAMATION AND REHABILITATION

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $2,280 for the Guanaceví mine, $1,921 for the Bolañitos mine, $4,326 for the El Cubo mine and $162 for the El Compas development project.

The timing of cash flows has been estimated based on the mine lives using current reserves and the present value of the probability weighted future cash flows. The model assumes a risk-free rate specific to the liability of 2.6% for Guanaceví, 2.5% for Bolañitos and El Cubo and 8.5% for El Compas and with an inflation rate of 2.0% for all sites except El Compas which estimates an inflation rate of 4.3%.

Changes to the reclamation and rehabilitation provision balance during the year are as follows:

	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Balance at December 31, 2016	2,058	1,755	4,033	-	7,846

Accretion	28	17	41	-	86
Disturbance incurred during the year	-	-	-	50	50
Balance at December 31, 2017	$2,086	$1,772	$4,074	$50	$7,982

Accretion	43	32	74	1	150
Disturbance incurred during the year	-	-	-	63	63
Balance at December 31, 2018	$2,129	$1,804	$4,148	$114	$8,195

13.	SHARE CAPITAL

(a) Management of Capital

The Company considers the items included in the consolidated statement of changes in equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. As at December 31, 2018, the Company is not subject to externally imposed capital requirements.

(b) Public Offerings

In April 2018, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “At- The-Market” (“ATM”) distributions.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the “Agents”). Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the year ended December 31, 2018, the Company issued 3,165,642 common shares under the ATM facility at an average price of $2.61 per share for gross proceeds of $8,273, less commission of $186.

During the year ended December 31, 2018, the Company also recognized $105 of additional deferred transaction costs, related to the ATM financing as share issuance costs, which have been presented net of share capital.

Subsequent to December 31, 2018, the Company issued 635,171 common shares under the ATM facility at an average price of $2.23 per share for gross proceeds of $1,419, less commission of $32.

(c)   Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan, approved by the Company’s shareholders in fiscal 2009 and re-ratified in 2018, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the year:

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2018		December 31, 2017

		Weighted		Weighted
	Number	average	Number of	average
	of shares	exercise price	shares	exercise price

Outstanding, beginning of year	5,792,800	$4.00	4,458,050	$3.93
Granted	1,262,500	$3.80	1,572,000	$4.32
Exercised	(127,000)	$2.65	(60,000)	$3.03
Cancelled	(940,500)	$4.15	(177,250)	$5.49
Outstanding, end of the period	5,987,800	$3.96	5,792,800	$4.00

Options exercisable at the end of the period	4,946,300	$3.96	4,509,600	$3.91

The following table summarizes the information about stock options outstanding at December 31, 2018:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable

	Number	Weighted Average	Weighted		Weighted
	Outstanding	Remaining	Average	Number Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	December 31, 2018	(Number of Years)	Price	December 31, 2018	Price

$2.00 - $2.99	1,009,500	1.4	$2.65	1,009,500	$2.65
$3.00 - $3.99	1,250,500	4.4	$3.80	478,400	$3.80
$4.00 - $4.99	3,727,800	2.4	$4.37	3,458,400	$4.37
	5,987,800	2.6	$3.96	4,946,300	$3.96

During the year ended December 31, 2018, the Company recognized share-based compensation expense of $1,976 (December 31, 2017 - $2,759) based on the fair value of the vested portion of options granted in the current and prior years.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Weighted-average fair value of option in CAN$	$1.96	$2.30
Risk-free interest rate	2.05%	0.85%
Expected dividend yield	0%	0%
Expected stock price volatility	69%	73%
Expected option life in years	3.79	3.86

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of options granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis over the respective vesting period of each tranche of stock options awarded. As at December 31, 2018, the unvested share option expense not yet recognized was $643 (December 31, 2017 - $841) which is expected to be recognized over the next 20 months

(d)   Deferred Share Units

The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement.

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2018		December 31, 2017

		Weighted		Weighted
	Number	Average	Number	Average
	of units	Grant Price	of units	Grant Price

Outstanding, beginning of year	548,392	$3.44	510,560	$3.39
Granted	103,884	$3.68	37,832	$4.11
Redeemed	-	-	-	-
Outstanding, end of period	652,276	$3.48	548,392	$3.44

Fair value at period end	652,276	$2.94	548,392	$3.02

During the year ended December 31, 2018, the Company recognized an expense on director’s compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $88 (December 31, 2017 – recovery of $484 based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years. As of December 31, 2018, there are 652,276 deferred share units outstanding (December 31, 2017 – 548,392) with a fair market value of $1,407 (December 31, 2017 - $1,319) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

(e)   Share Appreciation Rights

As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARs grant date and the exercise date.

	Year Ended		Year Ended
	December 31, 2018		December 31, 2017

	Number	Weighted Average	Number	Weighted Average
	of units	Grant Price	of units	Grant Price

Outstanding, beginning of year	911,993	$3.80	579,660	$4.20
Granted	-	-	489,000	$3.30
Exercised	(96,661)	$2.21	(46,668)	$2.21
Cancelled	(121,332)	$3.96	(109,999)	$4.38
Outstanding, end of period	694,000	$3.99	911,993	$3.80

Exercisable at the end of the period	553,679	$4.16	212,672	$3.69

During the year ended December 31, 2018, the Company recognized a recovery related to SARs, which is included in operation and exploration salaries, wages and benefits, of $245 (December 31, 2017 – recovery of $139) based on the fair value of new grants and the change in the fair value of the SARs granted in the current and prior years. As of December 31, 2018, there are 694,000 SARs outstanding (December 31, 2017 – 911,993) with a fair market value of $72 (December 31, 2017 - $341) recognized in accounts payable and accrued liabilities.

The SARs are valued using an option pricing model, which requires the input of highly subjective assumptions. The expected life of the SARs considered such factors as the average length of time similar grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of SARs granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the SAR grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the SARs. The Company amortizes the fair value of SARs on a graded basis over the respective vesting period of each tranche of SARs awarded.

(f)   Performance Share Units Plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The maximum number of common shares authorized for issuance from treasury under the PSU plan is 1,000,000.

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
	Number of units	Number of units

Outstanding, beginning of year	200,000	325,000
Granted	446,000	200,000
Cancelled	(30,000)	-
Settled for shares	-	(193,825)
Settled for cash	-	(131,175)
Outstanding, end of period	616,000	200,000

There were 446,000 PSUs granted during the year ended December 31, 2018 (December 31, 2017 – 200,000). The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria is based on the Company’s share price performance relative to a representative group of other mining companies. 170,000 PSUs vest on May 3, 2020 and 446,000 PSUs vest on May 3, 2021.

During the year ended December 31, 2018, the Company recognized share-based compensation expense of $450 related to the PSUs (December 31, 2017 –$101).

On April 12, 2017, 193,825 common shares were issued and $449 was paid in cash in settlement of 325,000 vested PSUs granted in 2016.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

(g) Diluted Earnings per Share

	Year Ended
	December 31,	December 31,
	2018	2017
Net earnings (loss)	$(12,439)	$9,684
Basic weighted average number of shares outstanding	128,600,421	127,340,834
Effect of dilutive securities:
Stock options	-	416,739
Performance share units	-	200,000
Diluted weighted average number of share outstanding	128,600,421	127,957,573

Diluted earnings (loss) per share	$(0.10)	$0.08

As of December 31, 2018, there are 4,978,300 anti-dilutive stock options (December 31, 2017 – 3,905,800 stock options).

14.	REVENUE

	Year Ended
	December 31,	December 31,
Revenue by product	2018	2017
Concentrate sales	$111,052	$105,203
Provisional pricing adjustments	228	1,925
Total revenue from concentrate sales	111,280	107,128
Dore sales	39,229	43,371
Total revenue	$150,509	$150,499

Provisional pricing adjustments on sales of concentrates consist of provisional and final pricing adjustments made prior to the finalization of the sales contract. The Company’s sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary. As at December 31, 2018, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $904 based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed.

15.	EXPLORATION

	December 31	December 31
	2018	2017

Depreciation and depletion	$111	$126
Share-based compensation	340	252
Salaries, wages and benefits	2,690	2,568
Direct exploration expenditures	9,242	9,952
	$12,383	$12,898

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

16.	GENERAL AND ADMINISTRATIVE

	December 31	December 31
	2018	2017

Depreciation and depletion	$254	$282
Share-based compensation	2,179	2,407
Salaries, wages and benefits	3,038	2,240
Direct general and administrative	3,155	2,985
	$8,626	$7,914

Included in salaries, wages and benefits is an $88 expense of directors’ deferred share units for the year ended December 31, 2018 (December 31, 2017 – recovery of $484).

17.	FINANCE COSTS

	December 31	December 31
	2018	2017

Accretion on provision for reclamation and rehabilitation	$150	$86
Credit facility finance costs	-	629
Other financing costs	61	-
	$211	$715

18.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended
	December 31,	December 31,
	2018	2017

Net changes in non-cash working capital:
Accounts receivable	$7,303	$(8,520)
Inventories	(3,304)	884
Prepaid expenses	(793)	126
Accounts payable and accrued liabilities	421	963
Income taxes payable	865	(1,446)
	$4,492	$(7,993)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	63	50
Fair value of exercised options allocated to share capital	131	65
Fair value of performance share units allocated to share capital	-	439
Fair value of shares issued on property acquisition	-	500

Other cash disbursements:
Income taxes paid	3,449	8,015
Special mining duty paid	1,012	2,020

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

19.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has four operating mining segments, Guanaceví, Bolañitos, El Cubo and El Compas, which are located in Mexico, as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

December 31, 2018
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$14,477	$765	$3,947	$4,776	$8,863	$548	$33,376
Other Investments	88	-	-	-	-	-	88
Accounts receivables	176	1,924	9,386	2,760	8,996	3,705	26,947
Inventories	-	-	6,310	3,736	2,939	1,909	14,894
Prepaid expenses	1,666	75	706	26	129	102	2,704
Non-current deposits	76	-	308	151	74	505	1,114
Deferred income tax asset	-	-	6,782	1,549	816	-	9,147
Mineral property, plant and equipment	573	11,791	34,933	9,348	11,323	20,809	88,777
Total assets	$17,056	$14,555	$62,372	$22,346	$33,140	$27,578	$177,047

Accounts payable and accrued liabilities	$6,045	$287	$5,528	$1,872	$4,347	$1,391	$19,470
Income taxes payable	1,028	-	926	878	1,218	-	4,050
Deferred lease inducement	217	-	-	-	-	-	217
Provision for reclamation and rehabilitation	-	-	2,128	1,805	4,148	114	8,195
Deferred income tax liability	-	-	-	36	-	299	335
Total liabilities	$7,290	$287	$8,582	$4,591	$9,713	$1,804	$32,267

December 31, 2017
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$20,884	$1,034	$6,212	$2,360	$7,594	$193	$38,277
Restricted cash	1,000	-	-	-	-	-	1,000
Other Investments	168	-	-	-	-	-	168
Accounts receivables	341	893	12,115	4,100	15,602	961	34,012
Inventories	-	-	8,476	2,178	2,477	-	13,131
Prepaid expenses	1,090	128	125	77	176	315	1,911
Non-current deposits	76	-	316	144	74	-	610
Deferred income tax asset	-	-	-	655	-	-	655
Mineral property, plant and equipment	691	11,285	42,264	6,766	15,929	11,881	88,816
Total assets	$24,250	$13,340	$69,508	$16,280	$41,852	$13,350	$178,580

Accounts payable and accrued liabilities	$5,965	$225	$4,484	$1,774	$5,721	$899	$19,068
Income taxes payable	727	-	1,499	940	19	-	3,185
Deferred lease inducement	236	-	-	-	-	-	236
Provision for reclamation and rehabilitation	-	-	2,086	1,772	4,074	50	7,982
Deferred income tax liability	-	200	528	637	227	-	1,592
Total liabilities	$6,928	$425	$8,597	$5,123	$10,041	$949	$32,063

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

	Year ended December 31, 2018
Silver revenue	$-	$-	$32,267	$14,310	$38,903	$-	$85,480
Gold revenue	-	-	6,962	25,495	32,572	-	65,029
Total revenue	$-	$-	$39,229	$39,805	$71,475	$-	$150,509

Salaries, wages and benefits:
mining	$-	$-	$5,382	$5,102	$9,309	$-	$19,793
processing	-	-	1,644	1,065	2,201	-	4,910
administrative	-	-	2,580	2,360	3,116	-	8,056
stock based compensation	-	-	(31)	(31)	(31)	-	(93)
change in inventory	-	-	662	(383)	(42)	-	237
Total salaries, wages and benefits	-	-	10,237	8,113	14,553	-	32,903

Direct costs:
mining	-	-	20,332	10,716	13,197	-	44,245
processing	-	-	6,783	6,590	8,211	-	21,584
administrative	-	-	1,886	1,670	2,336	-	5,892
change in inventory	-	-	1,021	(815)	80	-	286
Total direct production costs	-	-	30,022	18,161	23,824	-	72,007

Depreciation and depletion:
depreciation and depletion	-	-	22,352	931	14,609	-	37,892
change in inventory	-	-	765	(70)	(175)	-	520
Total depreciation and depletion	-	-	23,117	861	14,434	-	38,412

Royalties	-	-	1,123	190	340	-	1,653
Write down of inventory to NRV	-	-	2,026	-	-	-	2,026

Total cost of sales	$-	$-	$66,525	$27,325	$53,151	$-	$147,001

Earnings (loss) before taxes	$(8,079)	$(12,258)	$(27,296)	$12,480	$18,324	$(882)	$(17,711)

Current income tax expense (recovery)	-	-	642	2,507	1,328	-	4,477
Deferred income tax expense (recovery)	-	-	(7,475)	(1,530)	(1,043)	299	(9,749)
Total income tax expense (recovery)	-	-	(6,833)	977	285	299	(5,272)

Net earnings (loss)	$(8,079)	$(12,258)	$(20,463)	$11,503	$18,039	$(1,181)	$(12,439)

The Exploration segment included $777 of costs incurred in Chile for the year ended December 31, 2018 (December 31, 2017 - $448).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

	Year ended December 31, 2017
Silver revenue	$-	$-	$37,161	$15,265	$31,934	$-	$84,360
Gold revenue	-	-	6,210	33,154	26,775	-	66,139
Total revenue	$-	$-	$43,371	$48,419	$58,709	$-	$150,499

Salaries, wages and benefits:
mining	$-	$-	$6,027	$5,023	$8,798	$-	$19,848
processing	-	-	1,951	978	1,765	-	4,694
administrative	-	-	2,948	2,419	3,023	-	8,390
stock based compensation	-	-	68	67	67	-	202
change in inventory	-	-	209	(91)	36	-	154
Total salaries, wages and benefits	-	-	11,203	8,396	13,689	-	33,288

Direct costs:
mining	-	-	12,567	11,777	15,900	-	40,244
processing	-	-	6,709	6,921	8,742	-	22,372
administrative	-	-	2,164	1,893	2,906	-	6,963
change in inventory	-	-	833	(227)	59	-	665
Total direct production costs	-	-	22,273	20,364	27,607	-	70,244

Depreciation and depletion:
depreciation and depletion	-	-	13,934	1,900	1,332	-	17,166
change in inventory	-	-	(569)	(6)	(9)	-	(584)
Total depreciation and depletion	-	-	13,365	1,894	1,323	-	16,582

Royalties	-	-	1,239	228	273	-	1,740
Write down of inventory to NRV	-	-	166	-	-	-	166

Total cost of sales	$-	$-	$48,246	$30,882	$42,892	$-	$122,020

Earnings (loss) before taxes	$(7,694)	$(10,564)	$(4,875)	$17,537	$15,817	$(2,334)	$7,887

Current income tax expense (recovery)	(10)	-	676	3,981	3	-	4,650
Deferred income tax expense (recovery)	-	200	(5,589)	(1,473)	415	-	(6,447)
Total income tax expense (recovery)	(10)	200	(4,913)	2,508	418	-	(1,797)

Net earnings (loss)	$(7,684)	$(10,764)	$38	$15,029	$15,399	$(2,334)	$9,684

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

20.	INCOME TAXES

(a) Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6,200) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2,100), MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,000) in interest and MXN 23.0 million ($1,200) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 123 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 6.3 million ($500) and inflationary charges of MXN9.5 million ($500) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2018, the Company has recognized an allowance for transferring the shares and assets of MSCG amounting to $595. The Company is currently assessing MSCG’s settlement options based on on-going court proceedings and discussion with the tax authorities.

(b) Deferred Income Tax

	December 31,	December 31,
Mexico operations	2018	2017

Deferred income tax assets:
Tax loss carryforwards	$13,709	$9,326
Provision for reclamation and rehabilitation	2,823	2,754
Other	3,774	1,959
Deferred income tax liabilities:
Inventories	(1,838)	(1,816)
Mineral properties, plant and equipment	(9,621)	(12,523)
Other	(35)	(637)
Deferred income tax assets (liabilities), net	$8,812	$(937)

As at December 31, 2018, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately $149,924 (2017 – $142,494). These losses, if unutilized, expire between 2019 to 2028.

As at December 31, 2018, the Company had $1,962 non-capital losses in Canada (2017 –$6,175), which expire between 2025 to 2027, and capital losses of $12,002 (2017 – $15,570), which do not expire.

When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

(c) Income Tax Expense

	December 31,	December 31,
	2018	2017

Current income tax expense (recovery):
Current income tax expense in respect of current year	$2,559	$3,779
Special mining duty	1,850	844
Adjustments recognized in the current year in relation to prior years	68	27
Deferred income tax expense (recovery):
Deferred tax expense recognized in the current year	(10,745)	(4,375)
Special mining duty	1,315	586
Adjustments recognized in the current year in relation to prior years	(319)	(2,658)
Total income tax expense (recovery)	$(5,272)	$(1,797)

The reconciliation of the income tax provision computed at statutory tax rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2018	2017

Canadian statutory tax rates	27.00%	26.00%

Income tax expense computed at Canadian statutory rates	$(4,782)	$2,050
Foreign tax rates different from statutory rate	(5,018)	(3,412)
Change in tax rates	291	-
Withholding taxes, net of tax credits	665	678
Stock-based compensation	541	743
Foreign exchange	3,738	(2,381)
Inflationary adjustment	3,710	2,539
Other items	1,259	956
Adjustments recognized in the current year in relation to prior years	(319)	(61)
Current year losses not recognized	4,212	2,612
Special mining duty Mexican tax	535	1,430
Recognition of previously unrecognized losses	(10,104)	(6,951)
Income tax expense	$(5,272)	$(1,797)

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

21.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at December 31, 2018, the carrying and fair values of the Company’s financial instruments by category are as follows:

	Fair value
	through profit	Amortized	Carrying
	or loss	cost	value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	33,376	33,376	33,376
Investments	88	-	88	88
Trade and other receivables	6,007	-	6,007	6,007
Total financial assets	6,095	33,376	39,471	39,471

Financial liabilities:
Accounts payable and accrued liabilites	1,479	17,991	19,470	19,470
Total financial liabilities	1,479	17,991	19,470	19,470

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:
Marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Deferred share units are determined based on a market approach reflecting the Company’s closing share price.
Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

The Company determines the fair value of the SARs liability using an option-pricing model.

Level 3:
The Company has no assets or liabilities included in Level 3 of the fair value hierarchy There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2018.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

Assets and liabilities as at December 31, 2018 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	88	88	-	-
Trade receivables	5,627	-	5,627	-
Total financial assets	5,715	88	5,627	-

Financial liabilities:
Deferred share units	1,407	1,407	-	-
Share appreciation rights	72	-	72	-
Total financial liabilities	1,479	1,407	72	-

(b) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the manner in which such exposures are managed is outlined as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, investments, and accounts receivable. Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver and gold, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

The carrying amount of financial assets represents the Company’s maximum credit exposure.

Below is an aged analysis of the Company’s receivables:

	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment
	December 31, 2018		December 31, 2017

Less than 1 month	$9,211	$-	$13,799	$-
1 to 3 months	4,284	-	3,943	-
4 to 6 months	1,039	-	3,282	-
Over 6 months	12,413	194	12,988	2,212
Total accounts receivable	$26,947	194	$34,012	$2,212

At December 31, 2018, 99% of the receivables that were outstanding greater than one month were comprised of IVA and tax receivables in Mexico (December 31, 2017 – 98%) and 1% of the receivables outstanding greater than one month are pending finalizations of concentrate sales.

At December 31, 2018, an impairment loss of $194 relates to IVA receivable claims from prior years (December 31, 2017 - $2,212).

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flows and its policies will be sufficient to cover the likely short-term cash requirements and commitments.

In the normal course of business, the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2018:

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	19,470	-	-	-	19,470
Income taxes payable	4,050	-	-	-	4,050
Provision for reclamation and rehabilitation	-	6,066	2,129	-	8,195
Capital expenditure commitments	140	-	-	-	140
Operating leases	394	720	542	1,184	2,840
Total contractual obligations	24,054	6,786	2,671	1,184	34,695

Market Risk

Significant market related risks to which the Company is exposed consist of foreign currency risk, commodity price risk and equity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The US dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

	December 31, 2018		December 31, 2017
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial assets	$721	$26,969	$1,484	$29,502
Financial liabilities	(2,767)	(15,438)	(2,984)	(17,586)
Net financial assets (liabilities)	$(2,046)	$11,531	$(1,500)	$11,916

Of the financial assets listed above, $26 (2017 – $441) represents cash and cash equivalents held in Canadian dollars and $4,522 (2017 - $3,192) represents cash held in Mexican Pesos. The remaining cash balance is held in US dollars.

As at December 31, 2018, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would increase net earnings by $97 due to these financial assets and liabilities.

As at December 31, 2018, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $547 due to these financial assets and liabilities.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. Revenue from the sale of concentrates is based on prevailing market prices which is subject to adjustment upon final settlement. For each reporting period until final settlement, estimates of metal prices are used to record sales. At December 31, 2018 there are 274,033 ounces of silver and 3,770 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at December 31, 2018, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.9 million.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Nicholas Shakesby – Vice President, Operations
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West – Vice-President, Controller
Manuel Echevarria – Vice President, New Projects
Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS